EXHIBIT 12 (B)

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Dollars in thousands	2004	2003	2002	2001	2000
EARNINGS AS DEFINED:
Net Income (Loss) After Interest Charges	$104,312	$19,277	$(235,070)	$63,405	$(7,928)
Income Taxes	56,572	(614)	(131,784)	32,737	(9,386)

Net Income (Loss) before Income Taxes	160,884	18,663	(366,854)	96,142	(17,314)

Fixed Charges	150,793	198,042	141,380	114,484	104,402
Capitalized Interest	(5,738)	(2,700)	(3,412)	(2,141)	(7,855)

Total	$305,939	$214,005	$(228,886)	$208,485	$79,233

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$150,793	$198,042	$141,380	$114,484	$104,402

Total	$150,793	$198,042	$141,380	$114,484	$104,402

RATIO OF EARNINGS TO FIXED CHARGES	2.03	1.08		1.82

DEFICIENCY	$—	$—	$370,266	$—	$25,169

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

     For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, and the portion of rental expense deemed to be attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before fixed charges and capitalized interest.